Exhibit 99.1

REDACTED

Certain identified information, indicated by [*****], has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of July 31, 2026, is made and entered into by and between Nuran Wireless Inc., a company incorporated under the laws of British Columbia, Canada (the “Company”), and [*****], a corporation existing under the laws of Ontario, Canada (the “Holder” and the Holder together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders”).

RECITALS

WHEREAS, concurrently herewith the Company and the Holders have entered into a private placement subscription agreement (the “Subscription Agreement”) providing for the issuance of Series A Convertible Preferred Shares of the Company (the “Preferred Shares”) and common share purchase warrants (the “B Warrants”); and

WHEREAS, in connection therewith, the Company has agreed to grant the Holders the registration rights set forth in this Agreement with respect to the Common Shares issuable upon conversion of the Preferred Shares and upon exercise of the B Warrants.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1	Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of any director of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Allowed Delay” shall have the meaning given in subsection 3.4.1.

“BCSC” shall mean the British Columbia Securities Commission, or such other Canadian securities regulatory authority as is the principal regulator of the Company.

“BCSC Final Receipt” shall mean a final receipt issued by the applicable Canadian securities regulatory authority in respect of a prospectus of the Company forming part of a Registration Statement filed under the MJDS.

“Board” shall mean the Board of Directors of the Company.

“Closing Date” shall mean the date of the first closing of the purchase and sale of Preferred Shares under the Subscription Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Shares” shall mean the common shares in the capital of the Company.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demanding Holder” shall have the meaning given in subsection 2.1.2.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Effectiveness Period” shall mean the period commencing on the date a Registration Statement is declared effective and terminating on the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement have been sold and (ii) the date on which all securities covered by such Registration Statement cease to be Registrable Securities.

“Event” and “Event Date” shall have the meanings given in subsection 2.1.2.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Deadline” shall have the meaning given in subsection 2.1.1.

“Form F-1” shall have the meaning given in subsection 2.1.2.

“Fundamental Transaction” shall mean any merger, amalgamation, arrangement, consolidation, reorganization, share exchange, business combination or sale of all or substantially all of the assets of the Company, in each case pursuant to which the Common Shares are converted into or exchanged for securities of another person.

“Form F-3” shall have the meaning given in subsection 2.3.

“Form F-10” shall have the meaning given in subsection 2.3.

“Holder” shall have the meaning given in the Preamble.

“Liquidated Damages” shall have the meaning given in subsection 2.1.2.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“MJDS” shall mean the Multijurisdictional Disclosure System of the United States and Canada.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Plan of Distribution” shall mean the plan of distribution in substantially the form attached hereto as Exhibit A.

“Pro Rata” shall have the meaning given in subsection 2.1.5.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Prospectus Date” shall mean the date of the final prospectus filed with the Commission and declared effective and relating to the Company’s initial public offering.

“Prospectus Supplement” shall mean a Prospectus as supplemented with information regarding the Holders and the Registrable Securities, as contemplated in subsection 2.1.1.

“Registrable Security” shall mean (a) the Common Shares issuable or issued upon conversion of the Preferred Shares (including in respect of accrued paid-in-kind dividends and any increase in the deemed paid-up capital thereof), (b) the Common Shares issuable or issued upon exercise of the B Warrants, (c) any other Common Shares held by a Holder as of the date of this Agreement, and (d) any other equity security of the Company issued or issuable with respect to any of the foregoing by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, arrangement or reorganization; provided, however, that the Common Shares issuable upon exercise of the A Warrants (as defined in the Subscription Agreement) shall not constitute Registrable Securities; and provided further that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. For greater certainty, and notwithstanding the foregoing, a security shall also cease to be a Registrable Security at such time as it becomes eligible for resale by the Holder pursuant to Rule 144 without volume or manner of sale limitations and without any requirement for the Company to be in compliance with the current public information requirement under Rule 144(c), and without any restrictive legend or Canadian hold period continuing to apply thereto.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)	all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Shares are then listed;

(B)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)	printing, messenger, telephone and delivery expenses;

(D)	reasonable fees and disbursements of counsel for the Company;

(E)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)	reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Rights Holders” means the Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.2.

“Required Holders” shall mean the Holders beneficially owning a majority of the then outstanding Registrable Securities.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, as amended from time to time.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Shelf Registration Statement” shall mean any Registration Statement that includes a base shelf prospectus contemplating offers and sales of securities of the Company on a continuous or delayed basis in accordance with applicable United States and Canadian rules and regulations for shelf offerings.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering (as defined below) and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II
REGISTRATIONS

2.1	Demand Registration.

2.1.1	Registration. The Company agrees that, within forty-five (45) calendar days after the Closing Date (the “Filing Deadline”), the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of all of the Registrable Securities (or such lesser number as the Commission may permit under Rule 415, in which case the Company shall file additional Registration Statements covering the balance as promptly as permitted). The Company shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as reasonably practicable and in any event no later than the earlier of (i) ninety (90) calendar days after the Closing Date and (ii) the fifth (5th) Business Day after the date the Company is notified by the Commission that such Registration Statement will not be reviewed or is no longer subject to further review (the “Effectiveness Deadline”). If the Registration Statement is not filed by the Filing Deadline or declared effective by the Effectiveness Deadline, or if after effectiveness sales cannot be made thereunder for more than thirty (30) consecutive days or sixty (60) days in any twelve-month period (other than during a permitted suspension under Section 3.4), the Company shall pay to each Holder, as liquidated damages and not as a penalty, an amount equal to one percent (1.0%) of the aggregate subscription amount paid by such Holder for the Preferred Shares in respect of each thirty (30) day period (pro-rated for partial periods) during which such failure continues, up to a maximum of six percent (6.0%) in the aggregate. Subject to the limitations contained in this Agreement, the Company shall effect any Registration on such appropriate registration form of the Commission (i) as shall be selected by the Company and (ii) as shall permit the resale or other disposition of the Registrable Securities by the Holders of Registrable Securities. If at any time a Registration Statement filed with the Commission pursuant to this subsection 2.1.1 is effective and the Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.2	Request for Registration. Subject to the provisions of subsection 2.1.5 and Section 2.4 hereof, at any time and from time to time on or after Closing Date, the Holders of at least a majority in interest of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and any Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by such Holder of Registrable Securities of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration.

2.1.3	Effective Registration. Notwithstanding the provisions of subsection 2.1.2 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.4	Underwritten Offering. Subject to the provisions of subsection 2.1.5 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. If the Holder proposes to distribute the Holder’s Registrable Securities through an Underwritten Offering under this subsection 2.1.4, it shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.5	Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Shares or other equity securities that the Company desires to sell, if any, and the Common Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Shares or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities.

2.1.6	Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.2 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration as provided in Section 3.3 prior to its withdrawal under this subsection 2.1.6.

2.2	Piggyback Registration.

2.2.1	Piggyback Rights. If, at any time on or after the Closing Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holder pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. If the Holder proposes to distribute Holder’s Registrable Securities through an Underwritten Offering under this subsection 2.2.1, it shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2	Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Shares that the Company desires to sell, taken together with (i) the Common Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holder hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Common Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)	If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of the Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities;

(b)	If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of the Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata based on the number of Registrable Securities that each such Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders of Registrable Securities have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

2.2.3	Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration as provided in Section 3.2 prior to its withdrawal under this subsection 2.2.3.

2.2.4	Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3	Registrations on Form F-3 or F-10. The Holders of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form F-3 (“Form F-3”) or Form F-10 (“Form F-10”) or any similar short form registration statement that may be available at such time, including any required Prospectus supplement; provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from any Holder or Holders of Registrable Securities for a Registration on Form F-3, F-10, or other applicable Commission form, the Company shall promptly give written notice of the proposed Registration on Form F-3, F-10 or other applicable Commission Form to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration shall so notify the Company, in writing, within ten (10) days after the receipt by such Holder of Registrable Securities of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form F-3, F-10 or other applicable Commission form, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if a Form F-3, F-10 or any other applicable Commission form is available for such offering.

2.4	Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders of Registrable Securities prior to receipt of a Demand Registration pursuant to subsection 2.1.2 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders of Registrable Securities have requested an Underwritten Registration and the Company and such Holders are unable to obtain the commitment of Underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such holder a certificate signed by any director or officer of the Company or the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days.

2.5

Rule 415 Cutback. If the Commission limits the number of Registrable Securities that may be registered for resale on any Registration Statement, the Company shall register the maximum number permitted and shall reduce the number of Registrable Securities included pro rata among the Holders based on the number of Registrable Securities held by each, and shall use its commercially reasonable efforts to register the balance as promptly as permitted by the Commission and in any event within ten (10) Business Days after the date on which such registration is permitted.

2.6

No Canadian Qualification. For greater certainty, nothing in this Agreement obligates the Company to file a prospectus or similar document under the securities laws of any province or territory of Canada, and the registration rights granted hereunder relate solely to registration under the Securities Act. Each Holder acknowledges that the Registrable Securities may remain subject to a restricted period and legend under applicable Canadian securities laws notwithstanding the effectiveness of any Registration Statement.

2.7

A Warrants Excluded. The parties acknowledge and agree that the A Warrants and the Common Shares issuable upon exercise thereof do not constitute Registrable Securities and carry no registration rights hereunder.

2.8

Form of Registration Statement; MJDS. The Registration Statement filed pursuant to subsection 2.1.1 shall be on Form F-3 or Form F-10 (or, if neither is then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), and may be a Shelf Registration Statement, in which case the Prospectus contained therein need not name the Holders nor identify the Registrable Securities provided that such Prospectus is supplemented with such information by the filing of a Prospectus Supplement following effectiveness. Where the Registration Statement is filed under the MJDS, the Effectiveness Deadline shall be the earlier of (i) one hundred twenty (120) days following the Closing Date and (ii) five (5) days after the date the Company obtains the BCSC Final Receipt; and where the Registration Statement is filed on a non-MJDS form, five (5) days after the SEC notifies the Company that the Registration Statement will not be reviewed or is no longer subject to further review; provided that where the Registration Statement is a Shelf Registration Statement, the Company shall have five (5) days following the BCSC Final Receipt or such notification to file the Prospectus Supplement.

2.9	Plan of Distribution; No Underwriter Designation. Subject to any comments of the Commission or the BCSC, each Registration Statement (or, in the case of a Shelf Registration Statement, the applicable Prospectus Supplement) shall include a plan of distribution in substantially the form of the Plan of Distribution attached as Exhibit A. No Holder shall be named as an “underwriter” in any Registration Statement or Prospectus Supplement without such Holder’s prior written consent, unless so required by the Commission or the BCSC

2.10

Rule 416 Coverage. Each Registration Statement and, if applicable, Prospectus Supplement shall also cover, to the extent permitted by the Securities Act and Rule 416 thereunder, such indeterminate number of additional Common Shares as may become issuable in respect of the Registrable Securities as a result of share splits, share dividends, recapitalizations or similar transactions.

2.11

No Other Selling Securityholders. No Registration Statement filed pursuant to subsection 2.1.1, and no Prospectus Supplement thereto, shall include Common Shares or other securities of the Company for the account of any other person without the prior written consent of the Required Holders, provided that the Company may include a primary offering by the Company therein.

2.12

Notice of Effectiveness. The Company shall notify the Holders by email as promptly as practicable, and in any event within twenty-four (24) hours, after any Registration Statement is declared effective (and, if applicable, the Prospectus Supplement is filed), and shall simultaneously provide the Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

2.13	Liquidated Damages. If (i) a Registration Statement is not filed on or prior to the Filing Deadline, (ii) a Registration Statement is not declared effective (and, if applicable, the Prospectus Supplement filed) on or prior to the Effectiveness Deadline, (iii) the Company fails to comply with its Rule 144 information obligations under Section 3.5 at any time after the ninetieth (90th) day following the Closing Date, or (iv) after effectiveness, other than during an Allowed Delay, a Registration Statement ceases to remain continuously effective as to all Registrable Securities included therein or the Holders are not permitted to use the Prospectus to resell Registrable Securities, in each case for more than forty-five (45) consecutive calendar days or ninety (90) calendar days (which need not be consecutive) in any twelve-month period (each, an “Event”, and the date of occurrence thereof or, in the case of clause (iv), the date such period is exceeded, an “Event Date”), then, in addition to any other rights of the Holders: (a) within five (5) business days after an Event Date arising under clause (i), the Company shall pay to each Holder, in cash, as liquidated damages and not as a penalty, an amount equal to 0.5% of the aggregate subscription amount paid by such Holder under the Subscription Agreement in respect of Registrable Securities held on such Event Date; and (b) on each monthly anniversary of any Event Date until the earlier of the cure of the Event and the date the securities cease to be Registrable Securities, the Company shall pay to each Holder a further amount equal to 0.5% of such aggregate subscription amount in respect of unregistered Registrable Securities then held. No Liquidated Damages shall be payable in respect of any period after expiry of the Effectiveness Period, and the aggregate Liquidated Damages payable to a Holder shall not exceed 5% of the aggregate subscription amount paid by such Holder. Nothing herein precludes a Holder from pursuing any other remedy at law, specific performance or other equitable relief. The Filing Deadline and Effectiveness Deadline shall be extended, without default or Liquidated Damages, to the extent the Company’s failure results from a Holder’s failure to timely provide information required under Section 3.6.

2.14	Precedence. In the event of any inconsistency between the liquidated damages provisions set out in subsection 2.1.1 and those set out in Section 2.13, the provisions of Section 2.13 shall govern, and the liquidated damages sentence in subsection 2.1.1 shall be of no force or effect

ARTICLE III
COMPANY PROCEDURES

3.1	General Procedures. If at any time on or after the Closing Date the Company is required to effect the Registration of Registrable Securities, the Company shall use its best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1	prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2	prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders of Registrable Securities or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3	prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4	prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5	cause all such Registrable Securities included in any registration to be listed on the Nasdaq Stock Market (or such other national securities exchange on which the Common Shares are then listed) and on the Canadian Securities Exchange (or such other Canadian exchange on which the Common Shares are then listed), and to be eligible for deposit and clearing through the facilities of The Depository Trust Company;

3.1.6	provide a transfer agent as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7	advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8	at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9	notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10	permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders of Registrable Securities), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11	obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12	on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders of Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders of Registrable Securities, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders of Registrable Securities;

3.1.13	in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering; and

3.1.16	otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders of Registrable Securities, in connection with such Registration.

3.2	Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company, including the reasonable fees and disbursements of one (1) counsel to the Holders. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth above, all reasonable fees and expenses of any legal counsel representing the Holders.

3.3	Requirements for Participation in Underwritten Offerings. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company.

3.4	Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, the Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders of Registrable Securities, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holder agrees to suspend, immediately upon its receipt of the notice referred to above, its use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of Registrable Securities of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5	Reporting Obligations. As long as the Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holder with true and complete copies of all such filings. The Company further covenants that it shall take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to sell shares of the Common Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of the Holder, the Company shall deliver to the Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6

Maintenance of Effectiveness. The Company shall use its commercially reasonable efforts to cause each Registration Statement to remain continuously effective, and to prepare and file such amendments, post-effective amendments and supplements to the Registration Statement and Prospectus as may be necessary to keep it effective and compliant with the Securities Act and the Exchange Act, for the entire Effectiveness Period, and shall advise each Holder in writing when the Effectiveness Period has expired as to its Registrable Securities.

3.7

Advance Review of Filings. The Company shall provide to the Holders for review copies of each Registration Statement and all amendments and supplements thereto (including any Prospectus Supplement) no fewer than seven (7) days prior to their filing with the Commission, and shall not file any document to which a Holder reasonably objects; provided that the Company shall not be required to provide in advance any periodic or current report filed under the Exchange Act and available on EDGAR, notwithstanding that such report may be deemed a post-effective amendment.

3.8

Stop Orders. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness by the Commission or any Canadian securities regulatory authority and (ii) if any such order is issued, obtain its withdrawal at the earliest possible moment, and shall notify the Holders promptly upon becoming aware of the issuance or threatened issuance of any such order.

3.9

Blue Sky. Prior to any public offering of Registrable Securities, the Company shall use commercially reasonable efforts to register or qualify, or cooperate with the Holders in the registration or qualification of, the Registrable Securities for offer and sale under the securities or blue sky laws of such United States jurisdictions as the Holders reasonably request, and to do all other commercially reasonable acts necessary to enable the distribution thereof in such jurisdictions; provided that the Company shall not be required to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (ii) subject itself to general taxation in any such jurisdiction, or (iii) file a general consent to service of process in any such jurisdiction.

3.10

Notice of Misstatement. The Company shall, promptly and in any event no later than two (2) business days following the occurrence of the relevant event, notify the Holders at any time prior to the end of the Effectiveness Period upon discovery that, or upon the happening of any event as a result of which, the Prospectus contains a Misstatement; provided that the Company shall not, without the prior written consent of the affected Holder, disclose to such Holder any material non-public information giving rise to such event. The Company shall promptly prepare, file and furnish to such Holder a supplement or amendment to such Prospectus (or any filing deemed incorporated by reference therein) as may be necessary so that the Prospectus no longer contains a Misstatement.

3.11	Rule 172, Rule 424 and MJDS Compliance; Earnings Statement. The Company shall otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including Rule 172, and shall file any final Prospectus or Prospectus Supplement required to be filed pursuant to Rule 424 or General Instruction II.L of Form F-10, as applicable. The Company shall promptly inform the Holders in writing if at any time during the Effectiveness Period it does not satisfy the conditions of Rule 172 such that the Holders are required to deliver a Prospectus in connection with any disposition. Beginning after the effective date of each Registration Statement, the Company shall make available to its securityholders an earnings statement satisfying Section 11(a) of the Securities Act and Rule 158 thereunder covering a period of at least twelve (12) months, no later than the Availability Date, it being understood that the Company’s reports filed with the Commission shall satisfy this obligation. For this purpose, “Availability Date” means the forty-fifth (45th) day following the end of the fourth fiscal quarter of the fiscal year that includes the effective date of such Registration Statement, except that where such fourth fiscal quarter is the last quarter of the Company’s fiscal year, the ninetieth (90th) day after the end of such quarter.

3.12

Rule 144 Covenant. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation permitting the sale of Registrable Securities to the public without registration, the Company covenants to (i) make and keep public information available as contemplated by Rule 144 until all Registrable Securities have been resold pursuant to a Registration Statement, Rule 144 or otherwise in a transaction in which the transferee receives freely tradeable shares, (ii) file with the Commission in a timely manner all reports and other documents required under the Exchange Act, and (iii) furnish to each Holder upon request, for so long as such Holder holds Registrable Securities, a written statement that the Company has complied with its Exchange Act reporting requirements and such other information as may reasonably be requested to enable the Holder to avail itself of any such rule or regulation.

3.13

Legend Removal and Transfer Agent Instructions. In connection with any sale of Registrable Securities pursuant to a Registration Statement or Rule 144, or at such time as the Registrable Securities are no longer subject to restrictions on transfer under United States or Canadian securities laws, the Company shall, at its expense and within two (2) business days of a request from a Holder accompanied by any customary representations and, if required, a legal opinion (which the Company shall cause its counsel to provide at the Company’s expense where the Company’s transfer agent requires it), cause its transfer agent to remove all restrictive legends from the certificates or book-entry positions representing such securities and to deliver unlegended securities to the Holder or its designee, including by electronic delivery through the facilities of The Depository Trust Company.

3.14

Allowed Delay. For not more than forty-five (45) consecutive days, or for a total of not more than ninety (90) days in any twelve (12) month period, the Company may suspend the use of any Prospectus included in a Registration Statement where it determines in good faith that such suspension is necessary to (i) delay the disclosure of material non-public information the disclosure of which is not at such time in the best interests of the Company, or (ii) amend or supplement the Registration Statement or Prospectus so that it does not contain a Misstatement (an “Allowed Delay”); provided that the Company shall, promptly and in any event no later than one (1) business day after the occurrence of the event causing the Allowed Delay, notify each Holder in writing of the commencement of the Allowed Delay, without disclosing the content of any material non-public information, and shall notify each Holder in writing of the termination of the Allowed Delay promptly upon its occurrence and in any event no later than one (1) business day thereafter.

3.15

Holder Information Obligations. Each Holder shall furnish to the Company in writing such information regarding itself, the Registrable Securities held by it and the intended method of disposition thereof (if substantially different from the Plan of Distribution) as may reasonably be required to effect the registration of such Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) business days prior to the first anticipated filing date of any Registration Statement (or, in the case of a Shelf Registration Statement, of the Prospectus Supplement), the Company shall notify each Holder of the information it requires. A Holder electing to have its Registrable Securities included shall provide such information at least three (3) business days prior to such anticipated filing date. If a Holder fails to provide such information on a timely basis, the Company shall give prompt written notice that such Holder’s Registrable Securities will be excluded from the filing.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1	Indemnification.

4.1.1	The Company agrees to indemnify, to the extent permitted by law, the Holder, its officers and directors and each person who controls the Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) and each other Holder of Registrable Securities to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2	In connection with any Registration Statement in which the Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Holder expressly for use therein. The Holder shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) and each other Holder of Registrable Securities to the same extent as provided in the foregoing with respect to indemnification of the Company. The obligation by the Holders of Registrable Securities to indemnify the Company shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3	Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4	The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. If the Holder participates in an offering, the Company and the Holder also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or the Holder’s indemnification is unavailable for any reason.

4.1.5	If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of the Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by the Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1	Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 100 – 2150 Cyrille-Duquet Street, Quebec, QC, G1N 2G3 ([*****]), and, if to the Holder, at the Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2	Assignment; No Third Party Beneficiaries.

5.2.1	This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2	This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holder.

5.2.3	This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.4	No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3	Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4	Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES, AND (II) ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE BROUGHT EXCLUSIVELY IN THE FEDERAL AND STATE COURTS LOCATED IN THE CITY AND COUNTY OF NEW YORK, AND EACH PARTY IRREVOCABLY ATTORNS TO THE JURISDICTION THEREOF AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS. THE PARTIES ACKNOWLEDGE THAT THE SUBSCRIPTION AGREEMENT IS GOVERNED BY THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA AND THAT THE FOREGOING CHOICE OF LAW IS MADE HAVING REGARD TO THE FACT THAT THE SUBJECT MATTER OF THIS AGREEMENT IS THE REGISTRATION OF SECURITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS. EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY.

5.5	Amendments and Modifications. Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified, in each case with the written consent of the Company and of the Holders of at least a majority in interest of the Registrable Securities at the time in question; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects the Holder, solely in its capacity as a Holder of the shares of the Company, in a manner that is materially different from the other Holders of Registrable Securities (in such capacity) shall require the consent of the Holder. No course of dealing between the Holder or the Company and any other party hereto or any failure or delay on the part of the Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of the Holder, the other Holders of Registrable Securities or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6	Term. This Agreement shall terminate upon the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Section 3.5 and Article IV shall survive any termination.
5.7

Required Holders Consent. Any term of this Agreement may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders.

5.8

Transfer of Registration Rights by Holders. Notwithstanding Section 5.2, a Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights under this Agreement in connection with a transfer of Registrable Securities to such person, provided that the transferring Holder complies with all laws applicable to such transfer and provides written notice of the assignment to the Company promptly after it is effected, and the transferee agrees in writing to be bound by this Agreement.

5.9

Fundamental Transaction; Successor Obligor. This Agreement may not be assigned by the Company, whether by operation of law or otherwise, without the prior written consent of the Required Holders; provided that where the Company is party to a Fundamental Transaction pursuant to which the Common Shares are converted into or exchanged for equity securities of another person, such person shall from and after the effective time of such transaction be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such person, and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in such transaction unless such securities are otherwise freely tradeable by the Holders after giving effect thereto.

5.10

Specific Performance. The parties acknowledge that damages may be an inadequate remedy for a breach of this Agreement and agree that each Holder shall be entitled to seek specific performance, injunctive relief and other equitable remedies in respect of any breach or threatened breach by the Company, without the necessity of posting a bond or proving actual damages, in addition to any other remedy available at law.

5.11

Cumulative Remedies. The rights and remedies provided in this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity, including the payment of Liquidated Damages under Section 2.13.

5.12	Independent Nature of Holders’ Obligations. The obligations of each Holder hereunder are several and not joint, no Holder shall be responsible in any way for the performance of the obligations of any other Holder, and nothing herein shall be deemed to constitute the Holders a partnership, association, joint venture or group for any purpose, including under Section 13(d) of the Exchange Act.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

NURAN WIRELESS INC.

By:
Name:	Francis Létourneau
Title:	Chief Executive Officer

HOLDERS:

[*****]

By:

Name: [*****]

Title: Director

[Signature Page to Registration Rights Agreement]

EXHIBIT A

PLAN OF DISTRIBUTION

We are registering the Common Shares issued or issuable to the selling securityholders to permit the resale of such Common Shares by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the Common Shares, other than the exercise price payable on exercise of any warrants. We will bear all fees and expenses incident to our obligation to register the Common Shares.

The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Common Shares or interests in Common Shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may from time to time sell, transfer or otherwise dispose of any or all of their Common Shares or interests in Common Shares on any stock exchange, market or trading facility on which the Common Shares are traded, or in private transactions, at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares, from time to time, under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Common Shares offered by them will be the purchase price of the Common Shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Shares to be made directly or through agents.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Common Shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.